UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PLANET GREEN HOLDINGS CORP.

F/K/A

AMERICAN LORAIN CORPORATION

(Name of Issuer)

Common Stock, par value $ .001

(Title of Class of Securities)

027297100

(CUSIP Number)

Steven Thal, Esq.

Phillips Nizer LLP

485 Lexington Avenue, 14th Floor

New York, New York 10017

(212) 977-9700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”)

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power by DEG
10,794,066[1]

8. Shared Voting Power
N/A

9. Sole Dispositive Power by DEG
10,794,066[2]

10. Shared Dispositive Power
N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person
10,794,066[3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
7.8%
14. Type of Reporting Person
BK

________________________

1 This is the number of shares of American Lorain Corporation prior to the conversion of shares in accordance with the amendment to the Issuer’s articles of incorporation dated September 28, 2018, pursuant to which every 25 shares of Common Stock of American Lorain Corporation that were issued and outstanding as of October 1, 2018 shall be automatically combined and converted into one share of Common Stock of the Issuer, renamed Planet Green Holdings Corp.

2 See footnote 1.

3 See footnote 1.

1. Names of Reporting Persons.
Kreditanstalt für Wiederaufbau (“KfW”)

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
10,794,066[4]

9. Sole Dispositive Power

10. Shared Dispositive Power
10,794,066[5]

11. Aggregate Amount Beneficially Owned by Each Reporting Person
10,794,066[6]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
7.8%
14. Type of Reporting Person
HC

________________________

4 See footnote 1.

5 See footnote 1.

6 See footnote 1.

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2016 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items on Schedule 13D are hereby amended and restated as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended to read as follows:

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), a German limited liability company located at Kaemmergasse 22, 50676 Koeln, Germany is a development financial institution. DEG is the lender under that certain full recourse Loan Agreement, dated May 31, 2010, (the “Loan Agreement”), by and among DEG, the Issuer, its subsidiary Junan Hongrun Foodstuff Co., Ltd. (“Junan Hongrun” and together with the Issuer, the “Borrower”) and the Issuer’s chief executive officer, Mr. Si Chen, pursuant to which DEG made a loan (the “Loan”) of approximately $15 million to the Borrower. Mr. Chen initially pledged 5,313,574 shares of Common Stock for the benefit of DEG in order to secure the obligations of the Borrower under the Loan Agreement pursuant to that certain Share Pledge Agreement dated as of October 19, 2010 (the “Pledge Agreement”). Pursuant to a letter agreement, dated November 15, 2012, Mr. Chen subsequently pledged an additional 5,480,492 shares of Common Stock to DEG under the Pledge Agreement.

By written notice dated September 7, 2016 DEG notified the Agent under the Pledge Agreement that the Borrower was in default under the Loan Agreement and that DEG was exercising its right under the Pledge Agreement to have the pledged shares registered in its name. Under the Pledge Agreement, DEG has the right to sell the shares and apply the proceeds to the repayment of the Loan.

As of October 19, 2018, DEG entered into a Stock Purchase Agreement with Mr. Yimin Jin (the “Buyer”), an individual with an address at Lane 22, No. 209 Tongxin Road, Hongkou District, Shanghai, PR China, by which DEG agreed to sell and Buyer agreed to purchase all of DEG’s 10,794,066 shares of Common Stock of the Issuer to Buyer in consideration for the purchase price of Eight Hundred and Sixty Thousand United States Dollars ($860,000.00) (the “Purchase Price”). Buyer is obligated to pay a down payment of $86,000 within five business days and the remainder of the purchase price within three weeks of October 19, 2018, after which DEG is obligated to ship the stock certificates with stock powers to Buyer for transfer.

It should be noted that the number of 10,794,066 shares of Common Stock of the Issuer being sold from DEG to Buyer reflect the number of shares prior to the conversion of shares in accordance with the amendment to the Issuer’s articles of incorporation dated September 28, 2018, pursuant to which every 25 shares of Common Stock of American Lorain Corporation that were issued and outstanding as of October 1, 2018 shall be automatically combined and converted into one share of Common Stock of the Issuer, renamed Planet Green Holdings Corp.

Except as described above, DEG and the other persons named in Item 2 above currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	On September 7, 2016, DEG acquired beneficial ownership of 10,794,066 shares of Common Stock upon foreclosure of the pledge described in Item 3 above. Such shares constituted approximately 28.2% of the total number of shares of Common Stock of the Issuer outstanding as of September 30, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on May 23, 2016. Except for such shares, neither DEG nor any of the other persons identified in Item 2 above own any shares of Common Stock.

(b)	DEG has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 10,794,066 shares of Common Stock described in (a) above. KfW may be deemed to have the power to direct the voting of the Common Stock owned by DEG and therefore may be deemed the beneficial owner of the Common Stock held of record by DEG.

(c)	Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the persons identified in Item 2 above.

(d)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Certain Information Regarding Directors and Executive Officers

B.	Joint Filing Agreement

C.	Vollmacht ( German Power of Attorney)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2018

DEG-DeutscheInvestitions-und Entwicklungsgesellschaft mbH

By:	/s/ Jan Schroeder-Hohenwarth
Name:	Jan Schroeder-Hohenwarth
Title:	Director Special Operations

By:	/s/ Guido Reckmann
Name:	Guido Reckmann
Title:	Senior Counsel

Kreditanstalt für Wiederaufbau
(signed by DEG with Power of Attorney, see Exhibit 1)

By:	/s/ Jan Schroeder-Hohenwarth
Name:	Jan Schroeder-Hohenwarth
Title:	Director Special Operations

By:	/s/ Guido Reckmann
Name:	Guido Reckmann
Title:	Senior Counsel